Exhibit 99.2
AGENDA
for the Annual General Meeting of Shareholders of ASML Holding N.V. (the “Company”), to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on Wednesday, April 20, 2011, beginning at 14.00 hours (CET).
1.	Opening.
2.	Overview of the Company’s business, financial situation and sustainability. (Discussion item)
3.	Discussion of the Annual Report 2010, including ASML’s corporate governance chapter, and the Remuneration Report 2010, and adoption of the financial statements for the financial year 2010, as prepared in accordance with Dutch law. (Voting item)
4.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2010. (Voting item)
5.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2010. (Voting item)
6.	Clarification of the reserves and dividend policy. (Discussion item)
7.	Proposal to adopt a dividend of EUR 0.40 per ordinary share of EUR 0.09. (Voting item)
8.	Proposal to amend the Articles of Association of the Company. (Voting item)
9.	Approval of the number of stock options, respectively shares, for employees. (Voting item)
10.	Composition of the Supervisory Board. (Voting items)

Nomination by the Supervisory Board of Messrs. W.T. Siegle and J.W.B. Westerburgen for re-appointment as members of the Supervisory Board, effective April 20, 2011.

11.	Composition of the Supervisory Board in 2012. (Discussion item)
•	Notification that Mr. O. Bilous will retire by rotation in 2012;

•	Notification that Mr. F.W. Fröhlich will retire by rotation in 2012;

•	Notification that Mr. A.P.M. van der Poel will retire by rotation in 2012.
12.	Remuneration of the Supervisory Board. (Voting item)
13.	Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders. (Voting items)
Agenda AGM 20110420 final

a.	Proposal to authorize the Board of Management for a period of 18 months from April 20, 2011, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, limited to 5% of the issued share capital at the time of the authorization.

b.	Proposal to authorize the Board of Management for a period of 18 months from April 20, 2011 to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board.

c.	Proposal to authorize the Board of Management for a period of 18 months from April 20, 2011, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5% can only be used in connection with or on the occasion of mergers and/or acquisitions.

d.	Proposal to authorize the Board of Management for a period of 18 months from April 20, 2011, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board.
14.	Proposal to authorize the Board of Management for a period of 18 months from April 20, 2011 to acquire — subject to the approval of the Supervisory Board — such a number of ordinary shares in the Company’s share capital as permitted within the limits of the law and the current Articles of Association of the Company, taking into account the possibility to cancel the re-purchased shares, for valuable consideration, on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) or the Nasdaq Stock Market LLC (“Nasdaq”), or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq. (Voting item)
15.	Proposal to cancel ordinary shares. (Voting item)

Proposal to cancel ordinary shares in the share capital of the Company repurchased or to be repurchased by the Company. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of April 20, 2011.

16.	Proposal to cancel additional ordinary shares. (Voting item)

Proposal to cancel additional ordinary shares in the share capital of the Company repurchased by the Company following the cancellation of the ordinary shares under item 15. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of April 20, 2011, reduced with the number of ordinary shares cancelled pursuant to item 15.

17.	Any other business.

18.	Closing.
Agenda AGM 20110420 final